U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number
                               FORM 12b-25                                              06-814
CUSIP Number
                    NOTIFICATION OF LATE FILING                                                         911805 10 9
(Check One):

(Check One) [X] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [ ] Form 10-Q and 10-QSB
[ ]Form N-SAR [ ] Form N-CSR

For Period Ended: December 31, 2005
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:  U.S. Energy Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 877 N. 8th W.

City, State and Zip Code: Riverton, Wyoming 82501

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Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form
X
20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

The registrant has determined that the accounting for the class D shares of Enterra Acquisitions (US), Inc. (convertible to Enterra Trust Units on June 1, 2006) received in the sale of a subsidiary company (Rocky Mountain Gas, Inc., “RMG”) on June 1, 2005, should be made in accordance with SFAS 133 (pertaining to embedded derivative instruments). In addition, the registrant has determined that the accounting for the February 2005 $4.72 million of convertible debt financing should be accounted for using a beneficial conversion feature. As a result of these determinations by the registrant, the financial statements in the Forms 10-Q for the periods ended March 31, June 30 and September 30, 2005 will be restated and the Forms 10-Q will be amended. Because of the time required of the registrant’s financial staff to record these changes, the registrant was unable to complete the financial statements for the year ended December 31, 2005 and obtain the audit firm’s report thereon, in time to file the Form 10-K for the year ended December 31, 2005 by the close of business on March 31, 2006. We expect the financial statements, and the audit firm review thereof, to be completed in the week of April 3, 2006. The Form 10-K will be filed by the close of business on Friday, April 7, 2006.

Due to the significance of the financial statements on the disclosures in the Form 10-K, the registrant does not believe that any portion of the Form 10-K should be filed without the financial statements.

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Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification. Stephen E. Rounds, Attorney, 303.377.6997.

(2) Have all other periodic reports required under section 13 or 15(d)of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).
[X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
[X]Yes [ ]No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due primarily to the gain on sale of Rocky Mountain Gas, Inc. as a discontinued business segment in 2005, the registrant recorded $0.48 net gain per basic share, compared to net loss of $0.52 per basic share for the prior year.

U.S. Energy Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 31, 2006                                        By: /s/Robert Scott Lorimer
                                    Robert Scott Lorimer, CFO

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